Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

July 29, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated July 29, 2005 [English translation].

2. Brief Statements of Quarterly Financial Results dated July 29, 2005 (Consolidated basis. USGAAP) [English translation].

dw 8/3

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release
(This is an English translation of the Japanese original)

July 29, 2005

To Whom It May Concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Mitsuru Iba ,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Issuance of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (hereafter referred to as the "Company") hereby announces that the Board of Directors, at a meeting held on July 29 2005, resolved a proposal to issue new share acquisition rights as stock options to Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company (hereafter referred to as "Company directors and others"), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The specific terms of the stock options issue are as follows:

1. Type and Number of Shares Subject to New Share Acquisition Rights

177,000 of the Company's common shares

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =
NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

2. Total Number of New Share Acquisition Rights to be Issued

177 rights (1,000 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 1. above, the same adjustments shall also be made here.)

3. Issue Price of New Share Acquisition Rights

To be issued without consideration.

4. Issue Date of New Share Acquisition Rights

July 29, 2005

5. Amount to be Paid upon Exercise of New Share Acquisition Rights

The exercise price per share shall be JPY 948.

The amount to be paid for exercising one new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every new share acquisition right, as defined in item 2.

If the Company issues the new shares at a price below market price, the exercise price shall be adjusted using the following formula and then rounded up to eliminate any yen fractions arising from the adjustment. This formula shall not be utilized in circumstances such as the exercise of new share acquisition rights and public stock offerings that have a fair issue price for the stock.

$$\text{POST-ADJUSTMENT EXERCISE PRICE} = \text{PRE-ADJUSTMENT EXERCISE PRICE} \times \frac{\text{NUMBER OF SHARES ALREADY ISSUED} + \dfrac{\text{NUMBER OF SHARES NEWLY ISSUED} \times \text{PAID-IN PRICE PER NEWLY ISSUED SHARE}}{\text{SHARE PRICE BEFORE NEW ISSUANCE}}}{\text{NUMBER OF SHARES ALREADY ISSUED} + \text{INCREASE IN NUMBER OF SHARES RESULTING FROM NEW ISSUANCE}}$$

Moreover, in the event of a stock split or a reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any yen fractions arising from the adjustment.

In addition to the above, in the event that an adjustment becomes necessary with respect to the exercise price due to a merger between the Company and any other entity or a business succession for corporate division of the Company, such adjustment shall be carried out to a reasonable extent and in an appropriate manner.

6. Period for the Exercise of New Share Acquisition Rights
From April 1, 2006 until June 30, 2010.

7. Conditions of the Exercise of New Share Acquisition Rights

a. Grantees of the new share acquisition rights must also, at the time of the exercise thereof, be a Director, an Executive Officer or a Corporate Officer of the Company.
b. Even before expiration of the exercise period, under the following circumstances of i , ii or iii , grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.
    i. In situations where the grantee of the new share acquisition rights is found to have committed a crime that is punishable by imprisonment or a harsher punishment.
    ii. If the grantee of the new share acquisition rights passes away.
    iii. If the grantee of the new share acquisition rights announces, in writing, the decision to renounce all or part of the new share acquisition rights on company prescribed letterhead.
c. Transfer, pledge or any other encumbrance or inheritance of new share acquisition rights shall not be permitted.
d. The allotted new share acquisition rights are only allowed to be exercised by multiple numbers and not for fractional units.

8. Retirement of New Share Acquisition Rights
In the event that the person to whom the new share acquisition rights are allotted ceases to satisfy the requirement set forth in item 7, part a above and therefore loses the right to exercise such allotted rights, the Company may retire such new share acquisition rights allotted to such person without consideration.

9. Restrictions on the Transfer of New Share Acquisition Rights
The transfer of new share acquisition rights requires the approval of the Board of Directors.

10. New Share Acquisition Right Securities
When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

11. Amount Not to be Capitalized of the Exercise Price of New Shares

The amount not to be capitalized will be half of the issue price per share as established in item 3 and 5. Any yen fractions arising from the calculation shall be discarded.

Furthermore, if any adjustments stated in item 5 are made to the issue price, the amount not to be capitalized will be half of the adjusted issue price. Any yen fractions arising from the calculation shall be discarded.

12. Initial Date in Reckoning of New Share Acquisition Right Dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

13. Payment Handling Bank for Exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office
1-3-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan

14. Location to Request Exercise of New Share Acquisition Rights

Sumitomo Corporation
1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

15. Individuals who will be allotted the Stock Acquisition Rights

Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company, 77 persons in total.

July 29, 2005

Consolidated quarterly results FY2005 (Three-month period ended June 30, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053

(The first sections of Tokyo and Osaka Stock Exchanges)

President & CEO, Motoyuki Oka

For further information contact:

Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089

Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279

(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the three-month period ended June 30, 2005

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ decrease)	Operating income	(increase/ decrease)	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ decrease)	Net income	(increase/ decrease)
Three months ended	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
June 30, 2005	2,245,616	2.9	43,412	61.3	61,958	46.8	37,783	58.4
June 30, 2004	2,181,289	8.1	26,914	56.5	42,204	84.9	23,858	83.9
Year ended March 31, 2005	9,898,598	7.6	112,385	58.4	151,349	38.8	85,073	27.7

	Net income per share (basic)	Net income per share (diluted)
Three months ended	(yen)	(yen)
June 30, 2005	31.39	31.38
June 30, 2004	22.43	22.43
Year ended March 31, 2005	72.83	72.82

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of June 30, 2005	5,628,031	974,621	17.3	809.61
As of June 30, 2004	5,005,765	752,156	15.0	707.05
As of March 31, 2005	5,533,127	934,891	16.9	776.61

Notes
1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the first quarter are not audited by independent public accountants.
3) As of June 30, 2005 : Number of consolidated subsidiaries; 609 , Number of equity method applied associated companies; 236
As of March 31, 2005 : Number of consolidated subsidiaries; 606 , Number of equity method applied associated companies; 230
4) Percentage figures are changes from the same period of the previous fiscal year.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.
6) The targets for fiscal year 2005 have not changed from the announcement in April 2005.

2. Outline of consolidated results for the three-month period ended June 30, 2005

The company's total trading transactions for the three-month period ended June 30, 2005 was 2,245.6 billion yen, a 2.9% increase from the same period of the previous year. Gross profit increased by 25.1 billion yen to 155.9 billion yen. These were mainly due to strong performances in automobile lease and finance businesses in Japan and Asia (Transportation & Construction Systems), oil business in British North Sea and coal business in Australia (Mineral Resources & Energy), and operations at Sumitomo Corporation of America (Overseas Subsidiaries & Branches). The Hartz Mountain Corporation, a company operating pet care business also contributed (Chemical).
Although, selling, general and administrative expenses increased mainly due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries, operating income increased by 16.5 billion yen to 43.4 billion yen.
Equity in earnings of associated companies, net increased by 1.7 billion yen to 10.2 billion yen resulting from strong performances in Jupiter Telecommunications and Sumisho Leasing. In addition, IPP businesses in Asia newly contributed.
As a result, net income amounted to 37.8 billion yen, an increase of 13.9 billion yen or representing 58.4% growth from the same period of the previous year.

Consolidated Statements of Income

Three-month periods ended June 30, 2005 and 2004

(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2005	2004	2005
Revenues:			
Sales of tangible products	¥ 445,386	¥ 344,786	$ 4,012
Sales of services and others	115,582	100,684	1,041
Total revenues	560,968	445,470	5,053
Cost:			
Cost of tangible products sold	(377,086)	(292,578)	(3,397)
Cost of services and others	(27,979)	(22,118)	(252)
Total cost	(405,065)	(314,696)	(3,649)
Gross profit	155,903	130,774	1,404
Other income (expenses) :			
Selling, general and administrative expenses	(111,854)	(103,010)	(1,007)
Settlements on copper trading litigation	(2)	(451)	(0)
Provision for doubtful receivables	(637)	(850)	(6)
Gain on sale of property and equipment, net	1,264	298	11
Interest income	3,967	3,601	36
Interest expense	(7,587)	(4,852)	(68)
Dividends	5,425	2,898	49
Other than temporary impairment losses on securities	(40)	(2)	(0)
Gain on sale of marketable securities and other investments, net	3,891	5,550	35
Gain on issuances of stock by subsidiaries and associated companies	1,014	-	9
Equity in earnings of associated companies, net	10,242	8,493	92
Other, net	372	(245)	3
Total other income (expenses)	(93,945)	(88,570)	(846)
Income before income taxes and minority interests in earnings of subsidiaries	61,958	42,204	558
Income taxes	(21,967)	(17,369)	(198)
Income before minority interests in earnings of subsidiaries	39,991	24,835	360
Minority interests in earnings of subsidiaries, net	(2,208)	(977)	(20)
Net income	¥ 37,783	¥ 23,858	$ 340
Disclosure of comprehensive income (loss):			
Net income for the period	¥ 37,783	¥ 23,858	$ 340
Other comprehensive income (loss), net of tax:			
Net unrealized holding gains on securities available-for-sale	209	1,548	2
Foreign currency translation adjustments	8,414	505	76
Net unrealized gains (losses) on derivatives	(3,251)	(312)	(29)
Comprehensive income for the period	¥ 43,155	¥ 25,599	$ 389
Total trading transactions	¥ 2,245,616	¥ 2,181,289	$ 20,231

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2005 (Unaudited) and March 31, 2005

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2005	March 31, 2005	June 30, 2005
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 517,760	¥ 453,891	$ 4,665
Time deposits	6,779	10,246	61
Marketable securities	49,656	23,154	447
Receivables-trade			
Notes and loans	318,239	307,133	2,867
Accounts	1,332,804	1,355,706	12,007
Associated companies	68,003	84,884	613
Allowance for doubtful receivables	(12,088)	(11,005)	(109)
Inventories	531,980	503,767	4,793
Deferred income taxes	40,562	39,161	365
Advance payments to suppliers	63,525	56,878	572
Other current assets	195,990	271,218	1,766
Total current assets	3,113,210	3,095,033	28,047
Investments and long-term receivables:			
Investments in and advances to associated companies	409,746	394,618	3,691
Other investments	508,918	502,658	4,585
Long-term receivables	612,868	620,835	5,521
Allowance for doubtful receivables	(44,994)	(45,672)	(405)
Total investments and long-term receivables	1,486,538	1,472,439	13,392
Property and equipment, at cost less accumulated depreciation	761,912	720,392	6,864
Prepaid expenses, non-current	93,952	94,838	847
Deferred income taxes, non-current	16,761	10,149	151
Other assets	155,658	140,276	1,402
Total	¥ 5,628,031	¥ 5,533,127	$ 50,703

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2005 (Unaudited) and March 31, 2005

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2005	March 31, 2005	June 30, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 436,083	¥ 412,217	$ 3,929
Current maturities of long-term debt	439,377	438,534	3,958
Payables-trade			
Notes and acceptances	98,145	101,735	884
Accounts	829,590	878,952	7,474
Associated companies	25,539	18,266	230
Income taxes	15,445	20,226	139
Accrued expenses	56,123	60,539	506
Advances from customers	103,072	85,392	928
Other current liabilities	234,724	182,197	2,115
Total current liabilities	2,238,098	2,198,058	20,163
Long-term debt, less current maturities	2,213,468	2,213,651	19,941
Accrued pension and retirement benefits	11,752	11,782	106
Deferred income taxes, non-current	92,438	85,708	833
Minority interests	97,654	89,037	880
Shareholders' equity:			
Common stock	219,279	219,279	1,975
Additional paid-in capital	238,855	238,859	2,152
Retained earnings			
Appropriated for legal reserve	17,686	17,686	160
Unappropriated	470,446	442,630	4,238
	488,132	460,316	4,398
Accumulated other comprehensive income	28,997	17,083	261
Treasury stock, at cost	(642)	(646)	(6)
Total shareholders' equity	974,621	934,891	8,780
Total	¥ 5,628,031	¥ 5,533,127	$ 50,703

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Three-month periods ended June 30, 2005 and 2004
(Unaudited)

Operating segments:

2005:

Segment	Millions of Yen Gross profit	Net income	As of June 30 Segment assets	Total trading transactions
Metal Products	¥ 14,773	¥ 5,198	¥ 490,188	¥ 332,686
Transportation & Construction Systems	28,991	4,611	883,517	344,476
Machinery & Electric	7,198	1,797	486,541	246,148
Media, Electronics & Network	9,506	5,024	374,482	94,509
Chemical	7,991	1,472	217,182	143,298
Mineral Resources & Energy	9,301	3,526	470,640	320,772
Consumer Goods & Service	25,223	1,628	327,404	187,012
Materials & Real Estate	10,906	3,026	499,926	94,712
Financial & Logistics	3,742	133	257,398	32,468
Domestic Regional Business Units and Offices	9,565	1,228	377,720	239,858
Overseas Subsidiaries and Branches	26,769	7,809	668,706	372,357
Segment Total	153,965	35,452	5,053,704	2,408,296
Corporate and Eliminations	1,938	2,331	574,327	(162,680)
Consolidated	¥ 155,903	¥ 37,783	¥ 5,628,031	¥ 2,245,616

2004:

Segment	Millions of Yen Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 11,773	¥ 3,254	¥ 472,640	¥ 242,308
Transportation & Construction Systems	25,524	3,800	871,470	332,884
Machinery & Electric	6,750	909	457,367	302,740
Media, Electronics & Network	8,579	1,861	374,977	96,953
Chemical	6,461	1,514	217,234	112,511
Mineral Resources & Energy	7,092	1,825	497,078	375,640
Consumer Goods & Service	24,335	1,846	325,102	203,238
Materials & Real Estate	12,912	1,673	606,132	87,192
Financial & Logistics	4,540	939	232,792	36,691
Domestic Regional Business Units and Offices	9,243	479	396,207	231,356
Overseas Subsidiaries and Branches	14,894	2,260	625,377	294,500
Segment Total	132,103	20,360	5,076,376	2,316,013
Corporate and Eliminations	(1,329)	3,498	456,751	(134,724)
Consolidated	¥ 130,774	¥ 23,858	¥ 5,533,127	¥ 2,181,289

2005:

Segment	Millions of U.S.Dollars Gross profit	Net income	As of June 30 Segment assets	Total trading transactions
Metal Products	$ 133	$ 47	$ 4,416	$ 2,997
Transportation & Construction Systems	261	42	7,960	3,103
Machinery & Electric	65	16	4,383	2,218
Media, Electronics & Network	86	45	3,374	851
Chemical	72	13	1,957	1,291
Mineral Resources & Energy	84	32	4,240	2,890
Consumer Goods & Service	227	15	2,949	1,685
Materials & Real Estate	98	27	4,504	853
Financial & Logistics	34	1	2,319	292
Domestic Regional Business Units and Offices	86	11	3,403	2,161
Overseas Subsidiaries and Branches	241	70	6,024	3,355
Segment Total	1,387	319	45,529	21,696
Corporate and Eliminations	17	21	5,174	(1,465)
Consolidated	$ 1,404	$ 340	$ 50,703	$ 20,231

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥111=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Highlights of consolidated quarterly results 2005 (Three-month period ended June 30, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Three months ended June 30, 2005	Three months ended June 30, 2004	increase/(decrease) amount	increase/(decrease) percentage	Annual targets (announced in April, 2005) amount	Annual targets Achievement
Gross profit	1,559	1,308	251	19%	6,200	25%
Other income (expenses) :						
Selling, general and administrative expenses	(1,119)	(1,030)	(88)	(9%)	(4,800)	23%
Personnel expenses	(595)	(540)	(56)	(10%)		
Facility related expenses	(183)	(185)	2	1%		
Other	(340)	(306)	(34)	(11%)		
Interest expense, net of interest income	(36)	(13)	(24)	(189%)	(140)	26%
Dividends	54	29	25	87%	60	90%
Equity in earnings of associated companies, net	102	85	17	21%	450	23%
Settlements on copper trading litigation	0	(5)	4	100%		
Provision for doubtful receivables	(6)	(9)	2	25%		
Gain on property and equipment, net	13	3	10	324%		
Loss on valuation of marketable securities and investments, net	0	0	0	-	100	59%
Gain on sale of marketable securities and investments, net	39	56	(17)	(30%)		
Gain on issuances of stock by subsidiaries and associated companies	10	-	10	-		
Other, net	4	(2)	6	-		
Total other income (expenses)	(939)	(886)	(54)	(6%)	(4,330)	22%
Income before income taxes and minority interests in earnings of subsidiaries	620	422	198	47%	1,870	33%
Income taxes	(220)	(174)	(46)	(26%)	(670)	33%
Income before minority interests in earnings of subsidiaries	400	248	152	61%	1,200	33%
Minority interests in earnings of subsidiaries, net	(22)	(10)	(12)	(126%)	(100)	22%
Net income	378	239	139	58%	1,100	34%
Total trading transactions	22,456	21,813	643	3%	102,000	22%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Operating income	434	269	165	61%	1,350	32%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Basic profit (Calculation for reference)*	373	258	115	44%	1,229	30%

Summary of the results for the three months (April 1, 2005-June 30, 2005) in comparison with the same period of the previous year

Gross profit
<Businesses which contributed to the increase>
- Steel service center operations
- Automobile lease and finance businesses in Japan and Asia, and ships business
- The Hartz Mountain Corporation
- Oil business in British North Sea and coal business in Australia
- Sumitomo Corporation of America

Selling, general and administrative expenses
- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at subsidiaries

Interest expense, net of interest income
- Rise in interest rate of U.S. dollar

Dividends
- Increase from domestic companies

Equity in earnings of associated companies, net
- Strong performances in
  Jupiter Telecommunications
  Jupiter Programming
  Sumisho Lease etc.
- IPP businesses in Asia

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

Segment Information	Gross profit			Net income			Assets		
	Three months ended June 30, 2005	Three months ended June 30, 2004	increase/ (decrease)	Three months ended June 30, 2005	Three months ended June 30, 2004	increase/ (decrease)	As of June 30, 2005	As of March 31, 2005	increase/ (decrease)
Metal Products	148	118	30	52	33	19	4,902	4,726	175
Transportation & Construction Systems	290	255	35	46	38	8	8,835	8,715	120
Machinery & Electric	72	68	4	18	9	9	4,865	4,574	292
Media, Electronics & Network	95	86	9	50	19	32	3,745	3,750	(5)
Chemical	80	65	15	15	15	0	2,172	2,172	(1)
Mineral Resources & Energy	93	71	22	35	18	17	4,706	4,971	(264)
Consumer Goods & Service	252	243	9	16	18	(2)	3,274	3,251	23
Materials & Real Estate	109	129	(20)	30	17	14	4,999	6,061	(1,062)
Financial & Logistics	37	45	(8)	1	9	(8)	2,574	2,328	246
Domestic Regional Business Units and Offices	96	92	3	12	5	7	3,777	3,962	(185)
Overseas Subsidiaries and Branches	268	149	119	78	23	55	6,687	6,254	433
Segment Total	1,540	1,321	219	355	204	151	50,537	50,764	(227)
Corporate and Eliminations	19	(13)	33	23	35	(12)	5,743	4,568	1,176
Consolidated	1,559	1,308	251	378	239	139	56,280	55,331	949

Assets and Liabilities	As of June 30, 2005	As of March 31, 2005	increase/ (decrease)
Total assets	56,280	55,331	949
Total shareholders' equity	9,746	9,349	397
Shareholders' equity ratio	17.3%	16.9%	0.4pt
Working Capital	8,751	8,970	(219)
Interest-bearing liabilities, gross	28,685	28,402	284
Interest-bearing liabilities, net	23,440	23,760	(321)
Debt-equity ratio, net (times)	2.4	2.5	(0.1pt)

Summary

Total assets
・Increased through strategic investments

Total shareholders' equity
・Improved due to increase in retained earnings, etc

Interest-bearing liabilities, net
・Decreased due to the increase in cash and cash equivalents resulting from the liquidation of the Harumi Headquarters building